DYNASTY GAMING INC.

CONSOLIDATED
FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2006 AND 2005

DYNASTY GAMING INC

AS AT 31 DECEMBRE 2006 AND 2005

AUDITORS' REPORT

The Shareholders of:
Dynasty Gaming Inc.

We have audited the consolidated balance sheets of Dynasty Gaming Inc. as at December 31, 2006 and 2005, and the consolidated statements of operations, shareholders' equity and cash flows for the three-year period ended December 31, 2006. The consolidated fmancial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated fmancial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated fmancial statements present fairly, in all material respects, the fmancial position of the Company as at December 31, 2006 and 2005 and the results of its operations and the changes in its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Montreal, Quebec February 19, 2007	/s/ Horwath Appel Horwath Appel
Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-
U.S. Reporting Differences

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 2006 and shareholders' equity as at December 31, 2006, 2005 and 2004 to the extent summarized in note 19 to the financial statements.

Montreal, Quebec February 19, 2007	/s/ Horwath Appel Horwath Appel
Chartered Accountants

Membre independant de Horwath International avec bureaux affilies a travers le monde. An inclependent member firm of Horwath International with affiliated offices worldwide.

DYNASTY GAMING INC.
Consolidated Balance Sheets

As at December 31, 2006 and 2005
(stated in Canadian Dollars)

	2006	2005
	$	$
ASSETS
Current assets
Cash	7,551,017	5,755,213
Restricted cash	43,030	-
Restricted deposit	-	116,300
Accounts receivable	396,043	129,482
Prepaid expenses	159,586	46,021
Other receivable (Note 3)	150,000	-
Assets held for sale (Note 3)	-	2,255,006
	8,299,676	8,302,022
Deferred development costs (Note 6)	1,639,571	2,736,451
Property and equipment (Note 7)	465,175	127,054
Assets held for sale (Note 3)	-	121,007

	10,404,422	11,286,534

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	737,155	750,088
Deferred revenue	48,908	48,908
Current portion of obligations under capital leases	-	5,003
Liabilities related to assets held for sale (Note 3)	-	1,644,387
	786,063	2,448,386
Liabilities related to assets held for sale (Notes 3)	-	63,561
	786,063	2,511,947

Shareholders' equity	9,618,359	8,774,587
	10,404,422	11,286,534

Commitments and Canadian and United States accounting policies differences (Notes 16 and 19)

On behalf of the board:

"Albert Barbusci" ,_Director

"Joseph Lau" ,_Director

The accompanying notes are an integral part of these Consolidated Financial statements

DYNASTY GAMING INC.
Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

	Capital Stock	Capital Stock	Contributed Surplus	Other Capital	Cumulative Currency Translation Adjustment	Deficit	Total Shareholders’ equity
	(note 11)	(note 11)	(Note 5)	(note 12)	(note 3)
	#	$	$	$	$	$	$
Balance - December 31, 2003	38,600,836	3,831,116			(70,766)	(647,648)	3,112,702
Repurchase of shares	(2,413,054)	(241,306)	120,653				(120,653)
Foreign currency translation					(65,158)		(65,158)
Net loss for the year						(2,204,904)	(2,204,904)
Balance - December 31, 2004	36,187,782	3,589,810	120,653		(135,924)	(2,852,552)	721,987

Shares & warrants issued - Private Placements	23,000,000	5,344,447		466,500			5,810,947
Shares issued - Business Acquisition	9,000,000	1,350,000					1,350,000
Shares issued - Brokers' Rights & Warrants	8,542,666	2,097,680		(16,280)			2,081,400
Shares issued - Stock Option Plan	123,667	23,497		(4,947)			18,550
Stock-based costs (Note 13)				30,257			30,257
Foreign currency translation					(53,995)		(53,995)
Net loss for the year						(1,184,559)	(1,184,559)
Balance - December 31, 2005	76,854,115	12,405,434	120,653	475,530	(189,919)	(4,037,111)	8,774,587

Shares & warrants issued - Private Placements	12,000,000	4,008,156		1,560,000			5,568,156
Shares issued - Brokers' Warrants	2,232,334	1,132,570		(106,470)			1,026,100
Shares issued - Stock Option Plan	440,444	129,195		(25,956)			103,239
Stock-based costs (Note 13)				1,042,146			1,042,146
Foreign currency translation (Note 3)					189,919	(189,919)	-
Net loss for the year						(6,895,869)	(6,895,869)

Balance - December 31, 2006	91,526,893	17,675,355	120,653	2,945,250	-	(11,122,899)	9,618,359

The accompanying notes are an integral part of these Consolidated Financial statements

DYNASTY GAMING INC.
Consolidated Statements of Operations

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

	2006	2005	2004
	$	$	$
Revenues	82,277	161,700	26,053
Operating expenses
Direct costs	1,505,545	53,593	-
Marketing and promotion	1,217,613	231,567	16,988
Administrative	3,065,346	911,006	415,805
Amortization - deferred development costs	819,792	-	-
Amortization - property and equipment	56,234	16,109	-
Impairment - tangible assets (Note 8)	303,430	-	67,958
Impairment - goodwill (Note 9)	-	328,348	-
	6,967,960	1,540,623	500,751
Loss from operations	(6,885,683)	(1,378,923)	(474,698)
Other
Interest income (expense)	131,516	(1,518)	15,281
Foreign exchange gain	1,604	9,267	24,979
Gain on settlement of advance payable	18,605	-	-
	151,725	7,749	40,260
Net loss from continuing operations	(6,733,958)	(1,371,174)	(434,438)
(Loss) income from discontinued operations (Notes 3 and 5)	(186,626)	186,615	(2,784,136)
Gain on sale of discontinued operations (Notes 3 and 5)	24,715	-	1,013,670
Net (loss) income from discontinued operations	(161,911)	186,615	(1,770,466)

Net loss	(6,895,869)	(1,184,559)	(2,204,904)

Net loss per share
Basic and diluted
From continuing operations	(0.09)	(0.03)	(0.01)
From discontinued operations	0.00	0.00	(0.05)
	(0.09)	(0.03)	(0.06)

Weighted average number of common shares
Basic	78,876,348	46,165,603	38,534,906
Diluted	78,876,348	46,165,603	38,534,906

The accompanying notes are an integral part of these Consolidated Financial statements

DYNASTY GAMING INC.
Consolidated Statements of Cash Flows

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)
	2006	2005	2004
	$	$	$
Operating activities
Net loss from continuing operations	(6,733,958)	(1,371,174)	(434,438)
Stock based compensation (Note 13)	1,042,146	30,257	-
Amortization of deferred development costs	819,792	-	-
Amortization of property and equipment	56,234	16,109	-
Impairment - tangible assets	303,430	-	67,958
Impairment - goodwill	-	328,348	-
	(4,512,356)	(996,460)	(366,480)
Change in non-cash working capital:
Accounts receivable	(266,561)	318	140,600
Prepaid expenses	(113,565)	13,095	15,956
Accounts payable and accrued liabilities	(12,933)	(739,855)	404,704
Deferred revenue	-	48,908	-
	(393,059)	(677,534)	561,260
	(4,905,415)	(1,673,994)	194,780
Investing activities
Increase in restricted cash	(43,030)	-	-
Decrease in restricted deposit	116,300	3,900	629,800
Net cash transferred on sale of business (Notes 3 and 5)	(879,789)	-	(151,425)
Cash acquired on acquisition	-	6,863	-
Loan receivable	-	30,200	(30,200)
Loan receivable - shareholder	-	-	346,588
Increase in development costs - gaming software	-	(578,624)	-
Tax credits received for development costs	277,088	-	-
Acquisition of property and equipment	(394,355)	(29,631)	-
	(923,786)	(567,292)	794,763
Financing activities
Repayment of obligations under capital leases	(5,003)	(27,429)	-
Decrease in loan payable director	-	(60,000)	-
Issuance of common shares net of costs	6,697,495	7,910,897	-
	6,692,492	7,823,468	-
Change in cash and cash equivalents from continuing operations	863,291	5,582,182	989,543
Change in cash and cash equivalents from discontinued operations (Notes 3 and 5)	634,460	152,039	(2,391,828)
Net change in cash and cash equivalents	1,497,751	5,734,221	(1,402,285)
Cash and cash equivalents , beginning of year	6,053,266	319,045	1,721,330
Cash and cash equivalents , end of year	7,551,017	6,053,266	319,045
Cash and cash equivalents related to:
Continuing operations	7,551,017	5,755,213	303,187
Discontinued operations	-	298,053	15,858

Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these Consolidated Financial statements

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

1.	Statutes of Incorporation and Nature of Activities

Dynasty Gaming Inc. (“the Company”) is continued under the Canada Business Corporations Act. Through its wholly-owned subsidiaries, the Company is engaged in the development, marketing and licensing of proprietary online gaming software. The Company is committed to devoting its management and financial resources to the on-line gaming business; therefore, it has sold its MedEvents Inc. (“MED”), Cadence Healthcare Communications Inc. (“CHCI”) and CPC Econometrics Inc (“CPC”) subsidiaries (Note 3).

2.	Significant Accounting Policies

a)	Basis of presentation

The consolidated financial statements are prepared by management using accounting principles generally accepted in Canada and are reported in Canadian dollars unless otherwise stated.

b)	Principles of consolidation

The consolidated financial statements of the Company include the accounts of Dynasty Gaming Inc. and its wholly-owned Canadian subsidiary, Mahjong Development Inc., and its wholly-owned Turks and Caicos Island subsidiary, Mahjong Systems Limited. During the year, two new foreign wholly-owned subsidiaries were incorporated: Mahjong Systems (Cyprus) Limited, incorporated in Cyprus, and DNY (BVI) Limited, incorporated in the British Virgin Islands. Since the operations for both companies commenced in 2007, there is no activity to report in the accompanying financial statements.

All significant inter-company transactions and balances have been eliminated upon consolidation.

Acquisitions are recorded as purchases and the operations of the companies acquired during the period are included in the statements of operations from the dates of acquisition.

c)	Cash and cash equivalents

Cash and cash equivalents include short-term investments with maturities of 90 days or less when acquired.

d)	Deferred development costs

Development costs of the Internet-based gaming software MahjongMania are recorded at cost. The Company performs periodic impairment reviews to ensure that unamortized deferred development costs remain recoverable from the projected future net cash flows that they are expected to generate.

e)	Property and equipment

Property and equipment are recorded at cost, less accumulated amortization. Amortization is provided at rates designed to amortize the costs of the assets over their estimated useful lives on the declining balance method as follows:

1) computer hardware and software	30%
2) furniture and fixtures	20%

f)	Government assistance

Government assistance is comprised of investment tax credits and scientific research and experimental development tax credits. These credits are recognized when there is reasonable assurance of their recovery using the cost reduction method. Investment tax credits are subject to the customary approvals by the pertinent tax authorities. Adjustments required, if any, are reflected in the year when such assessments are received.

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

2. Significant Accounting Policies - cont’d

g)	Foreign currency translation

The consolidated financial statements are presented in Canadian dollars. The operations of CPC Econometrics Inc., the Company’s wholly-owned foreign subsidiary sold effective September 30, 2006, were considered self-sustaining. The operations of the Company’s wholly-owned foreign subsidiary, Mahjong Systems Limited, are considered to be fully integrated with those of its parent.

(i)	Self-sustaining foreign operations

All assets and liabilities are translated at the exchange rates in effect at year end. Revenues and expenses are translated at the average exchange rate for the period. The resulting net gains or losses are included as a cumulative translation adjustment in the consolidated statement of shareholders’ equity.

(ii) Accounts in foreign currencies

Accounts in foreign currencies are translated using the temporal method. Under this method monetary balance sheet items are translated at the exchange rates in effect at year end and non-monetary items are translated at the historical exchange rates. Revenues and expenses (other than amortization, which is translated at the same exchange rates as the related assets) are translated at exchange rates in effect on the transaction dates or at the average exchange rates of the period. Translation gains or losses are included in the consolidated statement of operations.

h)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, the future income tax liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Company’s provision for the current income taxes and the difference between the opening and ending balances of future income tax assets and liabilities.

i)	Revenue recognition

The Company recognizes revenues resulting from the sale of software usage licenses and royalties. Revenues resulting from the sale of software usage licenses are recognized on a straight-line basis over the term of the software agreements. Revenues from royalties, the percentage share of the on-line game stakes as stipulated in the licensing contracts, are recognized at the end of the Internet game.

For its discontinued operations, the Company recognized revenues from consulting contracts on a percentage of completion basis, as specific critical events occurred. Contracts for advertising and communication services were generally for periods of three to six months and revenues were recognized upon the acceptance by the clients of specific deliverables.

j)	Per share amounts

Basic earnings or loss per share are determined using the weighted average number of common shares outstanding during the year.

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

Diluted earnings or loss per share is calculated by dividing net results available to common shareholders by the weighted average number of shares used in the basic per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all dilutive potential common shares outstanding during the year, using the treasury stock method.

2.  Significant Accounting Policies - cont’d

k)	Guarantees

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the AcG-14 definition of a guarantee. AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying that is related to an asset, a liability or an equity of the guaranteed party or (ii) failure of another party to perform under an obligation agreement. The Company has not provided any such guarantees to third parties.

l)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Areas of significant estimate include the recoverability of deferred software costs, amortization periods for property and equipment, provision for doubtful accounts, the realization of future tax assets, and stock-based compensation costs. Actual results could differ from management’s best estimates and underlying assumptions as additional information becomes available in the future.

m)	Stock-based compensation and other stock-based payments

The Company has a stock-based compensation plan which is described in note 13. The Company accounts for all stock-based payments and awards under the fair value base method. All stock compensation to non-employees are expensed to earnings. Stock options awards to employees are measured based on the fair value of the options at the grant date and a compensation expense is recognized over the vesting period of the options, with a corresponding increase to other capital.  When the stock options are exercised, capital stock is credited by the sum of the consideration paid, together with the related portion previously recorded to other capital.    For awards granted before January 1, 2004, the Company did not recognize any compensation cost.

In July 2006, the Company adopted EIC Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (“EIC-162”), retroactively to January 1, 2006. The abstract clarifies the proper accounting for stock-based awards granted to employees who either are eligible for retirement at the grant date or will be eligible before the end of the vesting period and continue vesting after, or vest upon, retirement. In such cases, the compensation expense associated with the stock-based award will be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC-162 did not have an impact on the Company’s financial statements.

n) Goodwill

The Company is required to evaluate goodwill annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. To the extent a reporting unit’s carrying amount exceeds its fair value, an impairment of goodwill exists. Impairment is measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount.

o) Comparative figures

Certain comparative figures have been reclassified to conform with the current year financial statement presentation.

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

3.	Discontinued Operations and Assets Held for Sale

The Company discontinued all activities outside of its main business focus and sold 100% of the issued and outstanding shares of 3 subsidiaries: MedEvents Inc. (“MED”), Cadence Healthcare Communications Inc. (“CHCI”) and CPC Econometrics Inc. (“CPC”). The sale was a non-arm’s length transaction and was ratified by the Board of Directors with effective date of September 30, 2006 at which date the acquirer took control. The agreement closed on December 15, 2006 at the sale price of $300,000: $150,000 paid in cash and $150,000 receivable in three equal instalments respectively on the 120th day, 240th day and 365th day following the closing date.

The effect of the sale on the Company’s cash position was a negative amount of $879,789, representing $150,000 received from proceeds and $1,029,789 of cash disposed.

The effect of the sale on the Company’s equity is as follows:

Proceeds from sale	$300,000
Less : book value of subsidiaries as of September 30, 2006	(275,285)
Gain on sale	$24,715

The cumulative currency translation adjustment as of December 31, 2005, which arose from the translation to Canadian dollars of the assets and liabilities of CPC Econometrics Inc., the Company’s foreign self-sustaining US operations, has been written off to the Company’s opening deficit. The effect of this write off to the deficit at the beginning of period was a negative amount of $189,919.

The results of the operations, cash flows and financial position of MED, CHCI and CPC have been segregated in the accompanying consolidated financial statements.

The discontinued operations presented in the accompanying consolidated statements of operations are as follows:

	2006	2005	2004
	273-day period	365-day period	365-day period
	$	$	$
Revenues	1,710,323	7,794,457	6,212,739
Operating expenses
Direct costs	1,526,896	5,241,175	4,315,070
Selling	114,100	320,267	133,169
Administrative	199,666	1,786,179	1,502,643
Amortization	28,675	37,251	1,316,510
Impairment of assets (Note 8)	-	-	234,965
	1,869,337	7,384,872	7,502,357
(Loss) income from operations	(159,014)	409,585	(1,289,618)
Other
Other income (expense)	14,428	21,757	(14,406)
Gain on settlement of debt	-	-	1,065,803
Gain (loss) on sale of equipment	4,893	-	(4,651)
	19,321	21,757	1,046,746
(Loss) income before income taxes	(139,693)	431,342	(242,872)
Income taxes	-	244,727	211,010
(Loss) income from discontinued operations	(139,693)	186,615	(453,882)
Translation adjustment loss	(46,933)	-	-
Net (loss) income from discontinued operations	(186,626)	186,615	(453,882)

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

3.	Discontinued Operations and Assets Held for Sale - cont’d

The cash flows from discontinued operations presented in the accompanying consolidated statements of cash flows are as follows:
	2006	2005	2004
	273-day period	365-day period	365-day period
	$	$	$
Operating activities	1,070,810	139,358	(625,030)
Investing activities	5,258	104,636	(7,757)
Financing activities	(420,572)	(74,378)	184,846
Effect of exchange rate changes on cash and cash equivalents	(21,036)	(17,577)	246
Cash flows from discontinued operations	634,460	152,039	(447,695)

Supplementary cash flow information for discontinued operations:
	2006	2005	2004
	$	$	$
Income taxes paid	-	121,160	129,230
Interest paid	9,465	13,829	19,025
Non-cash investing and financing activities
Cancellation of debt	-	-	278,200
Write-down of intangible asset on cancellation of debt	-	-	(278,200)

The assets held for sale and the related liabilities were as follows as at December 31, 2005:

$
Current assets
Cash	298,053
Accounts receivable	1,629,089
Work-in-process	30,866
Prepaid expenses and deposits	296,998
2,255,006
Long term assets
Property and equipment	79,228
Asset under capital leases	41,779
121,007
2,376,013
Current liabilities
Bank indebtedness	85,337
Accounts payable and accrued liabilities	844,317
Income taxes payable	13,491
Deferred revenue	189,721
Current portion of obligation under capital leases	13,959
Current portion of long term debt	249,400
Future tax liabilities	248,162

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

1,644,387
Long term liabilities
Obligation under capital leases	27,161
Long term debt	36,400
63,561
1,707,948

4. Business Acquisition

On May 13, 2005, the Company announced the acquisition of 100% of the issued and outstanding shares of Mahjong Systems Limited and Mahjong Development Inc. in exchange for 9,000,000 shares of the Company’s common stock.
On June 10, 2005, control of these entities was transferred to the Company and the Company began managing, operating and funding the acquired companies at this date.    The 9,000,000 common shares were issued on September 21, 2005 after completion of normal shareholder procedural matters.  The measurement date of the transaction was determined to be the May 13, 2005 announcement date and the Company valued the shares issued at $0.15 per share (which is consistent with the share issuance price under a private placement that occurred approximately two weeks before the measurement date, see note 11).  The acquisition was accounted for by the purchase method of accounting and the results of operations of the acquired companies have been included in the results of operations of the Company from the June 10, 2005 acquisition date.

Details of the net assets acquired, at estimated fair value, are as follows:

	Mahjong Development Inc.	Mahjong Systems Limited
	$	$
Current assets	41,358	42,280
Long term assets	46,249	41,857
Development costs - gaming software	2,150,821	-
	2,238,428	84,137
Current liabilities	903,458	69,107
Fair value of net assets acquired	1,334,970	15,030
Total consideration - issuance of capital stock	$ 1,350,000

On December 31, 2006, 5,400,000 of the shares issued in consideration were held in escrow and may only be released for trading based on a pre-determined schedule and conditions. The schedule calls for the release of 1,350,000 shares at six months intervals over a period of 36 months after the date of acquisition.

5. Discontinued Operations

Effective September 30, 2004 the Company discontinued its convention management operations and sold 100% of the issued and outstanding shares of Events International Meeting Planners (EIMP). The sale was ratified on December 22, 2004 at the annual shareholders meeting. EIMP was sold for $120,753: $100 of which was paid in cash and $120,653 of which was paid through cancellation of 2,413,054 common shares held in escrow. The net effect of the disposition on the Company’s cash position was a negative amount of $151,425; representing $100 received in cash and $151,525 of cash disposed.

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

The effect of the sale on the Company’s equity is as follows:

Book value of EIMP as of September 30, 2004	$(892,917)
Proceeds from sale	120,753
Gain on sale	$1,013,671

Contributed surplus - shares cancelled as part of sale:
Shares at $0.10 cost (2,413,054 shares)	$241,306
Shares at $0.05 market value (2,413,054 shares)	120,653
$120,653

5.	Discontinued Operations - cont’d

The results of operations and cash flows of EIMP have been segregated in the accompanying consolidated financial statements. The results of discontinued operations presented in the accompanying consolidated statements of operations were as follows:

2004 (273-day period) $
Revenues	3,203,298
Operating expenses
Direct costs	2,992,316
Selling	143,755
Administrative	666,861
Amortization	72,679
3,875,611
Loss from operations	(672,313)
Other
Other expenses	110,025
Impairment of goodwill	1,547,916
1,657,941
Net loss from discontinued operations	(2,330,254)

The cash flows from discontinued operations presented in the accompanying consolidated statements of cash flows are as follows:

2004 (273-day period) $
Operating activities	(1,816,101)
Investing activities	(9,808)
Financing activities	(118,224)
Cash flows from discontinued operations	(1,944,133)

Supplementary cash flow information for discontinued operations:

Interest paid	34,276

6.	Deferred Development Costs

Development costs of the Internet-based gaming software MahjongMania are recorded at cost and amortized on a straight-line basis over the three years estimated useful life. The Company has performed an impairment review to ensure that unamortized deferred development costs remain recoverable from the projected future net cash flows that they are expected to generate.

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

		2006	2005
Cost	Accumulated Amortization	Net Book Value	Net Book Value
$	$	$	$
2,459,363	819,792	1,639,571	2,736,451

Research and development tax credits in the amount of $277,088 (2005 - nil) were included as a reduction to the deferred development costs; the amounts are based on claims received.

7. Property and Equipment

	2006			2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	$	$	$	$	$	$
Computer hardware and software	556,491	98,431	458,060	165,950	43,820	122,130
Furniture and fixtures	10,314	3,199	7,115	6,500	1,576	4,924
	566,805	101,630	465,175	172,450	45,396	127,054

8. Impairment - Tangible Assets

The loan receivable, in the amount of $303,430, bears interest at 6% receivable annually and matures December 31, 2008. The Company deems this loan to be fully impaired and has recorded an impairment loss of $303,430 for the year 2006.

The Company had a net loan receivable from shareholder of $414,546. On December 23, 2004 the loan was repaid for an amount of $389,000 ($346,588 plus $42,412 in interest) and the Company recorded an impairment loss of $67,958 for the year 2004.

A subsidiary, which was sold effective September 30, 2006, recorded an impairment loss of $234,965 in 2004.

9. Impairment - Goodwill

In 2005, the Company recorded an impairment loss of $328,348 for the goodwill associated with the CPC Econometric Inc. subsidiary sold in 2006.

A subsidiary, which was sold effective September 30, 2004, recorded an impairment loss of $1,547,916 in 2004.

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

10. Income Taxes

	2006	2005	2004
	$	$	$
Loss from continuing operations before income taxes:
Canadian	(5,847,118)	(1,178,195)	(434,438)
Foreign	(886,840)	(192,979)	-
	(6,733,958)	(1,371,174)	(434,438)
Combined federal and provincial statutory rates	27.80%	26.64%	31.02%
Computed income tax recovery at statutory rates	(1,872,248)	(365,240)	(134,763)
Increase (decrease) resulting from:
Impairments	48,579	101,787	10,540
Gains on investments	(2,979)	-	-
Non-deductible expenses	416,653	15,838	1,298
Non-recognition of future tax assets	213,942	3,199	10,540
Non-recognition of tax benefits related to non-capital losses	1,196,053	244,416	112,385
Income tax expense	-	-	-

Future tax assets are comprised of the following:	2006	2005	2004
	$	$	$
Operating losses carried forward	1,930,810	796,013	417,304
Capital losses carried forward	429,692	315,405	315,405
Timing differences due to capital, intangible and other assets	(170,956)	33,394	84,814
Investment income tax credits	102,736	102,736	-
Less: valuation allowance	(2,292,282)	(1,247,548)	(817,523)
	-	-	-

As at December 31, 2006, the Company has taxable capital losses carry-forward of approximately $1,351,250 which are available to be applied against future taxable capital gains and non-capital losses carry-forward of approximately $6,038,400, which are available to be applied against future taxable income.

The non-capital losses expire as follows:

Year of Expiry	Amount

2026	3,735,000
2015	1,630,000
2014	360,000

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

2010	54,000
2009	194,000
2008	64,000
2007	1,400

The potential tax benefits relating to these losses have not been recognized in the financial statements.

11. Capital Stock

a) Authorized

The Company is authorized to issue an unlimited number of common shares.

b) Escrowed shares

As at December 31, 2006, 11,498,334 common shares are subject to escrow conditions and may only be released for trading based on a pre-determined schedule and conditions extending over a period of two years.

c)   Cancelled common shares held in escrow

On December 22, 2004 as part of the sale of Events International Meeting Planners the buyer surrendered 2,413,054 common shares of the Company which were held in escrow. These shares were subsequently cancelled (see Note 5).

d) Private Placement

In November 2006, the Company completed two private placement agreements with third-party investors and issued 12,000,000 common shares at a price of $0.50 per share for gross proceeds of $6,000,000. In connection with the private placements, 12,000,000 warrants were granted, each warrant entitling the holder to acquire one additional common share at a price of $0.75 for a period of two years. The out-of-pocket issuance costs related to these placements were $431,844.

The Company has estimated the fair value of the warrants to be $0.13 per warrant for a total cost of $1,560,000; this cost has been credited to other capital. The total issuance cost of $1,991,844 (out-of-pocket costs of $431,844 plus warrant costs of $1,560,000) has been charged against the $6,000,000 capital stock for a net issuance amount of $4,008,156.

The Company estimated fair value using the Black-Scholes model with the following assumptions:

Risk-free interest rate	5.55%
Expected life	1 year
Expected volatility in the market price of the shares	79%
Expected dividend yield	nil

e)    Private Placement

On April 29, 2005, the Company completed a private placement agreement with third-party investors and issued 8,000,000 common shares at a price of $0.15 per share for gross proceeds of $1,200,000. In connection with the private placement, 8,000,000 Series “A” Warrants were granted, each warrant entitling the holder to acquire one additional common share at a price of $0.25 for a period of one year. Also 800,000 broker rights, entitling the holder to acquire one common share at a price of $0.15 each for a period of one year, were issued. The out-of-pocket issuance costs were $157,506.

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

The Company has allocated the $0.15   per share private placement value completely to the shares. The fair value of the warrants attached to these shares, due to the short life of the warrants (one year) and the fact that the warrants are exercisable at a 40% premium (at $0.25 per warrant) above the issue price of the private placement is deemed to be nil. The Company has estimated the fair value of the broker rights at $0.03 per right for a total cost of $24,000; this has been credited to other capital. The total issuance cost of $181,506 (out-of-pocket costs of $157,506 and broker rights costs of $24,000) has been charged against the $1,200,000 capital stock for a net issuance amount of $1,018,494.

The Company estimated fair value using the Black-Scholes model with the following assumptions:

Risk-free interest rate	4.05%
Expected life	1 year
Expected volatility in the market price of the shares	50%
Expected dividend yield	nil

11. Capital Stock - cont’d

f)  Business acquisition

On September 21, 2005 the Company issued 9,000,000 common shares for the purchase of 100% of the issued and outstanding shares of Mahjong Systems Limited and Mahjong Development Inc. The fair value of the shares on issuance was $0.15 per share for a total value $1,350,000.

g)   Private Placement

On December 28, 2005, the Company completed a placement agreement with third-party investors and issued 15,000,000 units (the “Units”) of the Company at a price of $0.35 per unit for gross proceeds of $5,250,000. Each Unit sold consists of one common share and one-half of one share purchase warrant, each full warrant entitling a holder to acquire an additional common share at a price of $0.50 per share for a period of two years. Also 1,350,000 broker warrants, entitling the holder to acquire one common share at a price of $0.50 each for a period of two years, were issued. The out-of-pocket issuance costs were $481,547.

The Company has estimated the fair value of the warrants at $0.05 per warrant for a total cost of $442,500; this cost has been credited to other capital. The total issuance cost of $924,047 (out-of-pocket costs of $481,547 and other costs of $442,500) has been charged against the $5,250,000 capital stock for a net issuance amount of $ 4,325,953.

The Company estimated fair value using the Black-Scholes model with the following assumptions:

Risk-free interest rate	5.37%
Expected life	1 year
Expected volatility in the market price of the shares	44%
Expected dividend yield	nil

h)	Warrants, rights and options exercised during the year by quarter

	Number	Average Exercise Price	Proceeds *
	#	$	$
First Quarter
Rights	186,667	0.15	33,600
Options	16,000	0.15	3,040
Second Quarter
Warrants	75,000	0.50	41,250
Rights	70,667	0.15	12,720

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

Options	261,777	0.29	92,748
Third Quarter
Options	96,167	0.15	18,272
Fourth Quarter
Warrants	1,900,000	0.50	1,045,000
Options	66,500	0.18	15,135
	2,672,778		1,261,765

* “Proceeds” is comprised of net cash proceeds plus the related stock-based compensation costs, brokers’ rights and warrants costs which were originally credited to other capital.

11. Capital Stock - cont’d

Issued common shares:

	2006		2005
	Number of shares	Book Value	Number of shares	Book Value
	#	$	#	$
Common shares, beginning of year	76,854,115	12,405,434	36,187,782	3,589,810
Issuance- private placements	12,000,000	4,008,156	23,000,000	5,344,447
Issuance- business acquisition	-	-	9,000,000	1,350,000
Issuance- warrants, rights and options exercised	2,672,778	1,261,765	8,666,333	2,121,177
Common shares, end of year	91,526,893	17,675,355	76,854,115	12,405,434

12. Other Capital

Other capital consists of the following:

	2006	2005
	$	$
Warrants and brokers’ rights costs	1,903,750	450,220
Stock-based compensation costs	1,041,500	25,310
	2,945,250	475,530

13. Stock - Based Compensation Plan

The Company maintains a Stock Option Plan for eligible individuals: directors, officers, employees and consultants. On February 24, 2006, the aggregate number of shares reserved for issuance was increased to 7,500,000 from the previous aggregate of 5,500,000. On October 6, 2006 a new plan was approved by the board to replace the old plan. Under the new plan the maximum aggregate number of shares reserved for issuance shall not exceed 10% of the then issued and outstanding shares of the Company.

Under the old plan, options were periodically granted to purchase common shares at an exercise price which was equal to the price quoted on the exchange on the date on which the grant of the option was approved by the board, less the maximum discount permitted under the Exchange’s policies applicable to options. Generally, these options

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

vested in six equal instalments over a period of 18 months, with the first instalment vesting immediately and the remaining options vesting 6 months, 9 months, 12 months, 15 months, and 18 months after the date of grant. The options terminated 5 years after the grant.

Under the new plan, the option price, the expiration date of each option, the vesting period and other terms and conditions relating to each option shall be determined by the Board at the time of granting. The options are exercisable up to a maximum of 5 years after the grant.

13. Stock - Based Compensation Plan - (cont’d)

The summarized information on options as at December 31, 2006 is as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number Exercisable	Weighted average exercise price
$	#	#	$	#	$
$0.15 - $0.50	693,555	3.63	0.40	572,111	0.39
$0.50 - $1.00	5,044,333	4.27	0.57	1,733,556	0.56
$1.00 - $1.11	2,150,000	4.52	1.02	566,667	1.03
	7,887,888	4.29	0.68	2,872,334	0.62

The fair value compensation expense recorded for the year ended December 31, 2006, with respect to the stock options granted, was $1,042,146 (2005 - $30,257; 2004 - nil). The weighted average fair value of options granted during 2006 was estimated at $0.33 per option using the Black-Scholes model on the date of grant. The following weighted-average assumptions were used:

Risk-free interest rate	5.57%
Expected life	1.35 years
Expected volatility in the market price of the shares	81%
Expected dividend yield	nil

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

The number of options has varied as follows for the years ended December 31:

	2006		2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Outstanding at beginning of year	2,605,749	0.44	200,000	0.73
Forfeited	(26,750)	1.05	(107,750)	0.47
Granted	5,749,333	0.77	2,637,166	0.41
Exercised	(440,444)	0.23	(123,667)	0.15
Outstanding at end of year	7,887,888	0.68	2,605,749	0.44
Options exercisable at end of year	2,872,334	0.62	561,361	0.38

14. Supplemental Cash Flow Information

	2006	2005	2004
	$	$	$
Interest paid	8,913	7,522	1,313
Non- cash investing and financing activities:
Proceeds from sale of subsidiaries	150,000	-	-
Other receivable	(150,000)	-	-
Increase in development costs due to amortization	-	7,006	-
Acquisition of assets through capital leases	-	32,432	-
Capital lease obligation	-	(32,432)	-
Cost of warrants & brokers’ rights	1,560,000	466,500	-
Other capital	(1,560,000)	(466,500)	-
Issuance of stock for acquisition of subsidiaries	-	1,343,137	-
Stock received as part of proceeds of sale of discontinued operations	-	-	241,306
Cancellation of stock received	-	-	(241,306)
Increase in common stock due to reduction in other capital pursuant to stock warrants, rights and options issued	132,426	21,227	-
Cancellation of debt	-	-	278,200
Write-down of intangible asset on cancellation of debt	-	-	(278,200)

15. Financial Instruments

a)    Credit risk

It is management’s opinion that the Company is not exposed to significant credit risk.

b)   Fair value disclosure

Fair value estimates are made as of a specific point in time, using available information about the financial instruments. These estimates are subjective in nature and often cannot be determined with precision. The Company has estimated that the carrying value of its short-term financial assets and liabilities approximates their fair values at the balance sheet date because of the short-term maturity of these instruments.

c)   Foreign currency risk

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

A substantial portion of the Company’s revenue is earned in foreign currencies and is exposed to currency fluctuations. The Company, as much as possible, uses the revenue stream in foreign currency as a natural hedge to cover costs denominated in that currency. The following shows, in Canadian dollars, the assets and liabilities in other currencies:

	2006			2005
		Original	Converted		Original	Converted
	Currency	$	$	Currency	$	$
Current assets	US	602,942	698,368	US	125,024	145,404
Current assets	GBP	2,725	6,219	GBP	-	-
Current liabilities	US	165,025	192,328	US	249,953	290,696

16. Commitments

Lease of premises

The Company entered into an agreement to lease premises. This agreement expires November 30, 2007 and the minimum payment, excluding operating and real estate taxes, is $130,471 for 2007.

Stock options

The Company has a commitment to grant a total of 300,000 stock options in 2007 to a consultant at an exercise price to be determined.

17. Related Party Transactions

Transactions with companies controlled by shareholders and directors are as follows:

	2006	2005	2004
	$	$	$

Revenues earned from	-	-	28,016
Direct costs paid to	158,433	517,389	847,597
Marketing and promotion costs paid to	-	-	35,570
Administrative costs paid to	392,150	257,850	145,300

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at December 31, 2006, the Company has $3,272 accounts payable to related parties (December 31, 2005 - $21,337; December 31, 2004 - nil).

18. Segmented Information

The Company operates under one operating and reporting segment as management has determined that the nature of its operations and the way management runs the business meets the aggregation criteria specified by Canadian accounting standards.

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

The Company’s revenues originate from the following geographical areas of operation.

2006	Canada	UK and Europe	Total
	$	$	$
License and royalty fees	-	82,277	82,277

2005	Canada	UK and Europe	Total
	$	$	$
Management fees	95,700	66,000	161,700

There were no revenues generated in 2004

19.	Canadian and United States Accounting Policies Differences

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The significant differences between Canadian GAAP and generally accepted accounting principles in the United States (U.S. GAAP), and their effect on the consolidated financial statements, are described below:

Consolidated statement of operations:

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS 123R supersedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows".

Effective January 1, 2004, for U.S. GAAP purposes, the Company adopted SFAS 123R, using the modified retroprospective application method. SFAS 123R requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. SFAS 123R also requires the stock  option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (the vesting period). Prior to adopting SFAS 123R, the Company accounted for stock-based compensation plans under APB No. 25. Under APB 25, generally no compensation expense is recorded when the terms of the award are fixed and the exercise price of the employee stock option equals or exceeds the fair value of the underlying stock on the date of grant.

Under the modified retroprospective application method, SFAS No. 123R applies to new awards and to prior years’ awards to give effect to the fair value-based method of accounting for awards granted, modified, or settled in cash on a basis consistent with the proforma disclosures required for those periods by statement 123. Under Canadian GAAP, for awards granted before January 1, 2004, the Company did not recognize any compensation cost at the time of grant or as the requisite service was rendered. Therefore, the following table reconciles December 31, 2004 loss as reported in the accompanying consolidated financial statements to December 31, 2004 loss that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP (there would be no impact to discontinued operations):

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

$
Loss from continuing operations:
in accordance with Canadian GAAP	(434,438)
Stock based compensation costs	(15,083)
in accordance with U.S. GAAP	(449,521)

Net loss:
in accordance with Canadian GAAP	(2,204,904)
Stock based compensation costs	(15,083)
in accordance with U.S. GAAP	(2,219,987)

Basic and diluted net loss per share in accordance with U.S. GAAP would have remained unchanged from the amounts reported in accordance with Canadian GAAP.

The cumulative effect on deficit is $35,608 representing $15,083 in 2004, $14,650 in 2003 and $5,875 in 2002.

$
Deficit, as at December 31, 2006, in accordance with Canadian GAAP	(11,122,899)
Cumulative stock based compensation costs	(35,608)
Deficit, as at December 31, 2006, in accordance with U.S. GAAP	(11,158,507)

19.	Canadian and United States Accounting Policies Differences - cont’d

Accumulated other comprehensive loss:

The application of U.S. GAAP requires the disclosure of comprehensive loss in a separate financial statement, which includes net income as well as revenues, charges, gains and losses recorded directly to equity.

	Year ended December 31
	2006	2005	2004
	$	$	$
Net loss in accordance with U.S. GAAP	(6,895,869)	(1,184,559)	(2,219,987)
Foreign currency translation adjustment	-	(53,995)	(65,158)

Accumulated other comprehensive loss	(6,895,869)	(1,238,554)	(2,285,145)

Estimated Value of Warrants:

As described in Note 11 to the consolidated financial statements, the Company allocated the proceeds of the 2006 private placements between capital stock and warrants based on the estimated fair value of the warrants using the Black-Scholes model. For Canadian GAAP, the Company used an estimated life of the warrants in the model. For U.S. GAAP reporting purposes, the Company used the contractual term of the warrants in the model. This results in different amounts being allocated to the warrants under U.S. GAAP, with no impact to operating results or cash flows. According to U.S. GAAP capital stock is decreased by $960,000 with a corresponding increase to other capital of $960,000.

In 2005, the difference between Canadian GAAP and U.S. GAAP evaluation of warrants resulted in a decrease to capital stock of $265,500 with a corresponding increase to other capital of $265,500. In 2006, as a result of the exercise of some of these warrants, capital stock is increased by $59,250 with a corresponding decrease to other capital of $59,250.

The impact of these allocations and the allocations of stock based compensation costs and foreign currency translation adjustment (as noted in the previous paragraphs) on shareholders’ equity is as follows:

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

	2006		2005
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	$	$	$	$
Capital stock	17,675,355	16,512,505	12,405,434	12,139,934
Contributed surplus	120,653	120,653	120,653	120,653
Other capital	2,945,250	4,143,708	475,530	776,638
Cumulative translation adjustment	-	-	(189,919)	-
Deficit	(11,122,899)	(11,158,507)	(4,037,111)	(4,262,638)
Total shareholders’ equity	9,618,359	9,618,359	8,774,587	8,774,587

Consolidated Statements of Cash Flows:

SFAS No. 95, “Statement of Cash Flows”, requires that the consolidated statements of cash flows include a reconciliation of net loss to cash used in operating activities of continuing operations, as well as cash flow information related to discontinued operations.  Following are the consolidated statements of cash flows prepared in accordance with U.S. GAAP:

Consolidated Statements of Cash Flows -cont’d:

	2006	2005	2004
	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(6,895,869)	(1,184,559)	(2,204,904)
Stock based compensation (Note 13)	1,042,146	30,257	-
Amortization of deferred development costs	819,792	-	-
Amortization of property and equipment , assets under capital leases and deferred lease benefits	84,909	53,360	119,046
Amortization of intangible assets	-	-	1,266,717
Impairment - loans	303,430	-	67,958
Impairment - goodwill	-	328,348	1,782,881
Gain on sale of discontinued operations (Notes 3 and 5)	(24,715)	-	(1,013,670)
Gain on settlement of debt	-	-	(1,049,580)
(Gain) loss on sale of property and equipment	(4,893)	-	4,651
Future income tax liability	-	148,050	88,989
	(4,675,200)	(624,544)	(937,912)
Change in non-cash working capital:
Accounts receivable	905,751	181,226	(2,283,613)
Prepaid expenses and work in progress	(3,580)	(227,807)	(414,504)
Accounts payable and accrued liabilities	(212,164)	(809,365)	1,187,747
Deferred revenue	103,655	(54,146)	201,931
	793,662	(910,092)	(1,308,439)
	(3,881,538)	(1,534,636)	(2,246,351)
Cash flows from investing activities
Restricted cash	(43,030)	-	-
Restricted deposit	(155,418)	3,900	629,800
Net cash transferred on sale of business (Notes 3 and 5)	(879,789)	-	(151,425)
Cash acquired on acquisition	-	6,863	-
Loan receivable	-	30,200	(30,200)
Loan receivable - shareholder	-	104,636	338,329
Increase in development costs - gaming software	-	(578,624)	-
Tax credits received for development costs	277,088	-	-
Acquisition of property and equipment	(408,747)	(29,631)	(64,741)
Proceeds on sale of property and equipment	19,650	-	55,435
	(1,190,246)	(466,656)	777,198
Cash flows from financing activities
Bank indebtedness	(85,337)	(37,340)	125,928
Repayment of obligations under capital lease	(15,320)	(39,867)	(29,306)
Decrease in loan from shareholder	-	(60,000)	-
Repayment of long term debt	(53,200)	(24,600)	(30,000)
Issuance of common shares net of costs	6,697,495	7,910,897
	6,543,638	7,749,090	66,622
Effect of exchange rates fluctuations on cash and cash equivalents	25,897	(17,577)	246

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

19.	Canadian and United States Accounting Policies Differences - cont’d

Consolidated Statements of Cash Flows -cont’d:

Net change in cash and cash equivalents	1,497,751	5,734,221	(1,402,285)
Cash and cash equivalents, beginning of period	6,053,266	319,045	1,721,330
Cash and cash equivalents, end of period	7,551,017	6,053,266	319,045
Cash and cash equivalents related to:
Continuing operations	7,551,017	5,755,213	303,187
Discontinued operations	-	298,053	15,858

New Accounting Pronouncements:

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of the adoption of SFAS No. 157 will have on its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Upon adoption, the cumulative effect of applying the recognition and measurement provisions of FIN 48, if any, shall be reflected as an adjustment to the opening balance of retained earnings. The effective date of this interpretation is for fiscal years beginning after December 15, 2006. The Company is currently in the process of evaluating the impact of this interpretation on its consolidated financial statements.